                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                            REPORT OF FOREIGN ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                            For the month of May 2006

                                 --------------

                        Commission File Number: 000-51242

                                 --------------

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                   3/F M8 West, No. 1 Jiu Xian Qiao East Road
         Chao Yang District, Beijing 100016, People's Republic of China
                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F    X       Form 40-F
                               --------             ---------

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes            No    X
                              --------      --------

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

                                 82-     N/A
                                     -----------

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            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED

                                    Form 6-K

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----
Signature                                                                    3
Exhibit 99.1 - Press Release                                                 4

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                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                 CHINA TECHFAITH WIRELESS
                                 COMMUNICATION TECHNOLOGY LIMITED


                                 By: /s/ Defu Dong
                                     -------------------------------------------
                                     Name:  Defu Dong
                                     Title: Chairman and Chief Executive Officer


Date: May 16, 2006

                                                                    Exhibit 99.1
(TECHFAITHWIRELESS LOGO)

                  TECHFAITH REPORTS FIRST QUARTER 2006 RESULTS

                      ANNOUNCES 9 NEW SMARTPHONE CONTRACTS

BEIJING, CHINA, MAY 16, 2006 -- China TechFaith Wireless Communication Technology Limited (Nasdaq: CNTF), a handset application software and handset solution provider based in China, today announced its unaudited financial results for the first quarter ended March 31, 2006. The Company also reiterated its prior financial guidance for the second quarter and full year 2006 and announced 9 new Smartphone contracts.

Defu Dong, TechFaith's Chairman and CEO, said, "The first quarter developed as we expected and was a transition period. We remain confident based on the success and outlook of our three business units -- handset design, smartphone and pocket PC, and application software. Our focused structure differentiates TechFaith and is helping us work effectively with customers globally to speed the design process, reduce the time to market and lower the costs."

"The upside in first quarter revenue compared to prior guidance was primarily due to the relatively faster growth of existing customers than we had expected. Based on current forecasts, we are reiterating our prior guidance. We expect sequential revenue and profit growth will resume in the second quarter based on existing customer orders and our successful business diversification efforts. We already have multiple new customers ramping design programs with us, including one in Japan and at least two in Europe. Specifically, based on existing orders, we expect second quarter 2006 revenue to be approximately US$24 million, with net income of approximately US$8.5 million."


TECHFAITH'S UNAUDITED FIRST QUARTER 2006 RESULTS

Net revenue for the first quarter of 2006 was US$12.8 million, as compared to US$21.5 million for the same period in 2005. As outlined in the Company's press release on March 21, 2006, it expected lower revenue due to lower orders from a major customer along with TechFaith's discontinuance of 2 out of 4 GSM platforms to focus on 3G opportunities.

Design fee revenue for the first quarter of 2006 was US$9.0 million, as compared to US$16.5 million for the same period in 2005. Royalty income in the first quarter of 2006 was US$1.8 million, as compared to US$3.1 million for the same period in 2005. Revenue from component products was US$2.0 million in the first quarter of 2006, as compared to US$1.8 million in the same period in 2005. In the first quarter of 2006, approximately 65.4% of revenue from component products was from sales of wireless modules and 34.6% from sales of other component products.

Net income for the first quarter of 2006 was US$1.3 million or US$0.03 per weighted average outstanding ADS (basic and diluted), compared to net income of US$8.3 million or US$0.25 per basic weighted average outstanding ADS or US$0.22 per diluted weighted average outstanding ADS in the same period in 2005.

Gilbert Lee, President and Chief Operating Officer of TechFaith, said, "During the quarter we expanded our long-standing relationship with Qualcomm to form a new mobile software company. The new company, TechFaith Software China Ltd., will develop software for wireless devices. The independent entity will be based in Beijing and Hangzhou, China and will receive cash and in-kind_contributions worth up to US$35 million from both parties, subject to performance milestones and other conditions. This is an important initiative for us and significantly expands the dedicated resources we have. The company will focus on application software for handset usage. In the initial phase, all products will be based on Qualcomm's platform."


BUSINESS OUTLOOK

Mr. Dong concluded, "With the first quarter behind us, we believe TechFaith is back on the fast growth trajectory we were previously on. We are very positive about our growth prospects for 2006 given the strength of our core business and the expected global growth of the handset sales. New technologies are being embraced at a faster pace by consumers, which are driving carriers and handset brand owners to accelerate their adoption of advanced technologies to remain competitive. Software remains the backbone of these new feature sets and TechFaith has the realigned structure, handset application software and design strengths, and long-term customer relationships already in place to benefit.

TechFaith continues to expect revenue from Smartphone opportunities will contribute 25% of its 2006 revenue. Nine new Smartphone contracts have already been signed. Reflecting the large, global opportunity we are pursuing in this area, among the nine new contracts, five are with customers in China, two are with customers in Europe, one is with a customer in Southeast Asia and one is with a customer in Russia. Smartphone adoption is accelerating given the compelling benefits and convergence of telecommunications, email, music, camera and many other feature sets. The complexity of the devices and required software also continues to increase with each feature set added. This trend bodes well for TechFaith given our expertise in helping customers address this complexity in a cost-down environment.

As part of our Smartphone efforts we are aggressively going after the Windows Mobile and Windows Media opportunity. We recently signed a M.O.U. with Microsoft to establish a strategic collaboration to promote the use of Windows Mobile and Windows Media technology. TechFaith and Microsoft will work together to improve the user experience and market share of Windows Mobile based devices, while reducing the time to market and lowering development costs. This strategic collaboration will give us a further competitive advantage in the marketplace.

Finally, we continue to expect that international brand owners will represent 60% to 70% of our revenue in 2006, about the same level in 2005. However, the percentage of revenue from product designed for international markets is expected to increase to 20% to 30% in 2006, up from 5% in 2005, with demand from Japan, United States, Russia, India and European countries."

TechFaith's ADSs, each of which represents 15 ordinary shares of TechFaith, are currently trading on the Nasdaq National Market under the symbol "CNTF."


INVESTOR CONFERENCE CALL / WEBCAST DETAILS

The dial-in number for the live audio call beginning on May 15, 2006 at 7:00 p.m. U.S. Eastern Time (7:00 a.m., May 16, 2006 in Beijing) is 1-800-599-9829
(domestic) or 1-617-847-8703 (international). The passcode is 92133459. A live webcast of the conference call will be available on China TechFaith's website at www.techfaithwireless.com.

A replay of the call will be available on May 15, 2006 at 9:00 p.m., U.S. Eastern Time (9:00 a.m., May 16, 2006 in Beijing) through midnight on May 22, 2006, U.S. Eastern Time (noon, May 23, 2006 in Beijing) at www.techfaithwireless.com and by telephone at 1-888-286-8010 (domestic) or 1-617-801-6888 (international). The passcode to access the replay is 58454500.


ABOUT TECHFAITH

TechFaith (NASDAQ: CNTF) is one of the largest handset application software and handset solution providers. Based in China, the Company employs approximately 2,350 professionals with 90% engineers. TechFaith's three business units are handset design, application software, and smartphone and pocket PC. With the capability of developing MMI/UI software on GSM/GPRS, CDMA1X, EVDO, WCDMA/UMTS, HSDPA and TD-SCDMA communication technologies, TechFaith is able to provide MMI/UI software packages that fulfill the specifications of handset brand owners and major global operators. Having a full range of wireless application software including WAP, Java, MMS, WWW browser, SyncML and DRM, TechFaith is also providing total solutions for upper layer software of handsets. In addition, TechFaith is developing smart phone software based on open operating systems including Linux and Windows Mobile, and capable of implementing high-end smart phones integrating Bluetooth, WiFi, high mega pixel cameras etc. based on different communication technologies according to special requirements of customers. TechSoft, the Company's newly established entity with Qualcomm's capital investment is focusing on the development of application software for wireless devices. For more information, please visit www.techfaithwireless.com.


SAFE HARBOR STATEMENT

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as TechFaith's strategic and operational plans, contain forward-looking statements. TechFaith may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about TechFaith's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, TechFaith's limited operating history, TechFaith's ability to successfully execute its business plan and growth strategy, mobile handset brand owners' discontinuation or reduction of the use of independent design houses, TechFaith's ability to retain existing or attract additional international customers, TechFaith's earnings or margin declines, failure of competing against new and existing competitors, and other risks outlined in TechFaith's filings with the U.S. Securities and Exchange Commission, including its registration statement on Form F-1, as amended. TechFaith does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

CONTACTS:
In China:                                In the U.S.:
Ms. Helen Zhang                          David Pasquale, EVP at The Ruth Group
Tel: 86-10-5822-7395                     Tel:+646-536-7006
ir@mail.techfaith.cn                     dpasquale@theruthgroup.com

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                   CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                 (IN THOUSANDS OF U.S. DOLLARS, EXCEPT SHARE AND
                 PER SHARE/ADS DATA AND UNLESS OTHERWISE STATED)

                                                          THREE MONTHS ENDED
                                           MARCH 31, 2005    DEC 31, 2005   MARCH 31, 2006
                                            (unaudited)       (unaudited)      (unaudited)
                                           -------------    -------------   --------------
Revenues:
Design fees                                $      16,534    $      14,777    $       8,990
Royalty income                                     3,100            4,081            1,849
Component products                                 1,846            5,251            1,993
                                           -------------    -------------    -------------
Total net revenues                         $      21,480    $      24,109    $      12,832
                                           -------------    -------------    -------------

Cost of revenues
Design fees                                $       6,408    $       6,135    $       5,541
Royalty income                                         -                -                -
Component products                                 1,566            4,009            1,687
                                           -------------    -------------    -------------
Total cost of revenues                     $       7,974    $      10,144    $       7,228
                                           -------------    -------------    -------------

Gross profit                               $      13,506    $      13,965    $       5,604
                                           -------------    -------------    -------------

Operating expenses:
General and administrative                 ($      1,331)   ($      3,249)   ($      2,518)
Research and development                            (868)            (896)          (2,681)
Selling and marketing                               (267)            (372)            (467)
                                           -------------    -------------    -------------
Total operating expenses                   ($      2,466)   ($      4,517)   ($      5,666)
                                           -------------    -------------    -------------

Income (loss) from operations              $      11,040    $       9,448    ($         62)

Interest expense                                    (583)               -                -
Other income, net                                     73            1,031            1,219

Change in fair value of call option               (1,303)               -                -
                                           -------------    -------------    -------------
Income before income taxes                 $       9,227    $      10,479    $       1,157
Income tax                                             -              (54)               -
                                           -------------    -------------    -------------
Income before minority interests           $       9,227    $      10,425    $       1,157
Minority interests                                  (976)              65              109
                                           -------------    -------------    -------------
Net income                                 $       8,251    $      10,490    $       1,266
                                           =============    =============    =============

Net income per ordinary share
 Basic                                     $        0.02    $        0.02              $ -
                                           =============    =============    =============
 Diluted                                   $        0.02    $        0.02              $ -
                                           =============    =============    =============

Net income per ADS*
 Basic                                     $        0.25    $        0.24    $        0.03
                                           =============    =============    =============
 Diluted                                   $        0.22    $        0.24    $        0.03
                                           =============    =============    =============

Weighted average ordinary shares
outstanding
 Basic                                       500,000,000      658,183,409      658,183,409
                                           =============    =============    =============
 Diluted                                     566,037,735      658,183,409      658,183,409
                                           =============    =============    =============
* Each ADS represents 15 ordinary shares


            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                      UNAUDITED SUPPLEMENTAL FINANCIAL DATA
                          (IN THOUSANDS OF U.S. DOLLAR)


REVENUE BREAKOUT                                1Q05          2Q05         3Q05         4Q05         1Q06
----------------------------------------------------------------------------------------------------------
DESIGN FEES
            International customers          $14,062       $12,203      $10,238      $ 9,167      $ 5,737
            Domestic customers               $ 2,472       $ 2,872      $ 6,396      $ 5,610      $ 3,253

ROYALTY
            International customers          $   181       $   432      $   387      $   349      $   454
            Domestic customers               $ 2,189       $ 3,311      $ 2,792      $ 2,778      $   638
            Component vendors                $   730       $   670      $   878      $   954      $   757

COMPONENT PRODUCTS
            Wireless module                  $    59       $   639      $ 1,375      $ 3,420      $ 1,304
            Other component sales            $ 1,787       $ 1,086      $ 1,242      $ 1,831      $   689

----------------------------------------------------------------------------------------------------------
TOTAL NET REVENUES                           $21,480       $21,213      $23,308      $24,109      $12,832
=========== ==============================================================================================

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                 CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
                         (IN THOUSANDS OF U.S. DOLLARS)


                                                                           THREE MONTHS ENDED
                                                              MARCH 31, 2005   DEC 31, 2005     MAR 31, 2006
                                                                (unaudited)    (unaudited)       (unaudited)
                                                              --------------   -------------    ------------
Cash flows from operating activities:
Net income                                                      $   8,251        $  10,490        $   1,266
Adjustments to reconcile net income to net cash (used in)
 provided by operating activities                                  (4,381)          (6,821)          11,185
                                                                ---------        ---------        ---------
Net cash provided by operating activities                       $   3,870        $   3,669        $  12,451
                                                                ---------        ---------        ---------

Cash flows from investing activities:
Deposit paid for acquisition of plant, machinery and
 equipment                                                           (416)            (597)            (534)
Purchase of plant, machinery and equipment                         (1,298)          (1,275)          (1,240)
Investment in an affiliate                                              -                -           (1,243)
Proceeds on disposal of plant, machinery and equipment                  -                8                1
                                                                ---------        ---------        ---------
Net cash used in investing activities                           ($  1,714)       ($  1,864)       ($  3,016)
                                                                ---------        ---------        ---------

Effect of exchange rate changes                                 $      30        $     203        $     454

Net increase in cash and equivalents                                2,186            2,008            9,889
Cash and equivalents, beginning of the period                      35,086          135,199          137,207
                                                                ---------        ---------        ---------
Cash and equivalents, end of the period                         $  37,272        $ 137,207        $ 147,096
                                                                =========        =========        =========

            CHINA TECHFAITH WIRELESS COMMUNICATION TECHNOLOGY LIMITED
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                         (IN THOUSANDS OF U.S. DOLLARS)

                                                      MARCH 31, 2005    DEC 31, 2005    MAR 31, 2006
                                                        (unaudited)       (audited)      (unaudited)
                                                      ---------------   -------------   -------------
ASSETS
CURRENT ASSETS:
Cash and cash equivalents                                $ 37,272         $137,207         $147,096
Accounts receivable                                        16,915           34,060           24,220
Notes receivable                                            2,600            1,070              659
Marketable securities                                         261                -                -
Deposit                                                     3,852                -                -
Inventories                                                 4,774            4,974            6,010
Prepaid expenses and other current assets                   3,454              926            1,405
                                                         --------         --------         --------
TOTAL CURRENT ASSETS                                     $ 69,128         $178,237         $179,390
                                                         --------         --------         --------

Deposits for acquisition of plant, machinery and
 equipment, and acquired intangible assets               $    945         $    597         $  1,021
Plant, machinery and equipment, net                         9,937           14,483           14,219
Acquired intangible assets, net                               853              846              750
Investment in an affiliate                                      -                -            1,243
                                                         --------         --------         --------
TOTAL ASSETS                                             $ 80,863         $194,163         $196,623
                                                         ========         ========         ========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES:
Account payable                                          $  2,999         $  3,294         $  3,051
Accrued expenses and other current liabilities              6,418            9,714            9,203
Advance from customers                                     16,975            2,273            3,818
Profit tax payable                                              -               54               54
                                                         --------         --------         --------
TOTAL CURRENT LIABILITIES                                $ 26,392         $ 15,335         $ 16,126
                                                         --------         --------         --------

Convertible notes                                        $ 12,122         $      -         $      -
Derivative liability                                        3,259                -                -
Minority interests                                          2,716            2,975            2,865

SHAREHOLDERS' EQUITY
Ordinary shares of par value $0.00002                          10               13               13
Additional paid-in capital                                  4,832          109,798          109,857
Accumulated other comprehensive income                         80            1,456            1,910
Retained earnings                                          31,452           64,586           65,852
                                                         --------         --------         --------
TOTAL SHAREHOLDERS' EQUITY                               $ 36,374         $175,853         $177,632
                                                         --------         --------         --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY               $ 80,863         $194,163         $196,623
                                                         ========         ========         ========